Exhibit 10.9
March 28, 2011
R. Martin Emanuele
4406 Maroon Circle
Broomfield, CO 80023
Dear Marty:
ADVENTRX Pharmaceuticals, Inc. (the “Company”) offers to employ you on a full-time basis on the terms and conditions stated in this letter agreement. This letter agreement will become effective upon the closing of the Merger (as defined in that certain Agreement And Plan Of Merger by and among Adventrx Pharmaceuticals, SRX Acquisition Corporation, SynthRx, Inc. and R. Martin Emanuele, as Stockholders Agent, dated February 12, 2011 (the “Agreement”)). Your starting date will be April 27, 2011.
The Company will employ you as Senior Vice President, Development reporting to the Company’s Chief Executive Officer (the “CEO”), Brian M. Culley. You acknowledge that, in this position, you may become a “Section 16 reporting person,” which means the Company would be required to disclose certain personal information about you in its filings with the U.S. Securities and Exchange Commission and its other public disclosures, and you agree and consent to the Company’s disclosure of such information. Subject to oversight and approval by the CEO and the Company’s Board of Directors, you will be responsible for planning and directing the development and regulatory approval of purified P188, including the design and execution of clinical trials, providing support to other functional areas in connection with the P188 program and for such other responsibilities that are consistent with your position and title as may be assigned to you from time to time by the CEO and/or the Company’s Board of Directors. The Company understands and agrees that you have substantial prior experience with the P188 compound and, during the first 12 months of your employment with us, as part of decision-making with respect to CMC and regulatory matters, will request the leadership of its CMC and regulatory functional areas to give your viewpoints due consideration in light of your background.
Your initial annual base salary shall be $275,000, less standard payroll deductions and withholding, which would be payable in accordance with our standard payroll policies.
You will be eligible for an incentive award payable in cash or stock, the target amount of which will be 30% of base salary earned in calendar year 2011, based on the Company’s achievement of corporate goals determined from time to time by our Board of Directors (or a committee thereof) and/or your achievement of personal goals determined from time to time by you and Mr. Culley. In the event the Company adopts a short-term incentive/bonus plan in the future, subject to the foregoing, this incentive award will be granted subject to, but you will otherwise participate as set forth in, such plan on the same terms and conditions generally applicable to other similarly situated employees of the Company.
If your employment with the Company terminates at any time as a result of an Involuntary Termination (as defined below), and you deliver (and do not revoke) the Release (as defined below), then you shall receive the following severance benefits:
(a) An amount payable by the Company to you equal to (i) the difference, if positive, between $275,000 and the actual amount of base salary paid to you while a Company employee plus, (ii) nine (9) months (the “Benefit Period”) of your then-current base salary, less standard withholdings, which amount shall be payable in a lump-sum on the date determined as described below.

R. Martin Emanuele
March 28, 2011

(b) An amount payable by the Company to you equal to the estimated cost of continuing your health care coverage and the coverage of your dependents who are covered at the time of the Involuntary Termination under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for a period equal to the Benefit Period, which amount shall be payable in a lump-sum on the date determined as described below.
As a condition of receiving the foregoing benefits, you must execute and not revoke a general release of claims, which will also confirm any post-termination obligations and/or restrictions applicable to you (the “Release”), such that the Release becomes effective no later than 60 days following the Termination Date (as defined below) (the “Release Deadline”). Such benefits shall be paid on the date the Release is effective; provided, however, that, in the event your separation occurs at a time during the calendar year where it would be possible for the Release to become effective in the calendar year following the calendar year in which your separation occurs, any severance that would be considered deferred compensation (as defined in Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”)) will be paid within fifteen (15) days following the Release Deadline.
“Termination Date” shall mean the effective date of your “separation from service” within the meaning of Section 409A (the “Separation from Service”). If upon the Termination Date you are a “specified employee” (as defined in Section 409A), then solely to the extent necessary to comply with Section 409A and avoid the imposition of taxes under Section 409A, the Company shall defer payment of any deferred compensation (as defined in Section 409A) which is payable as a result of and within six (6) months following the Separation from Service until the earlier of: (a) the first business day of the seventh month following the Separation from Service, or (b) ten (10) days after the Company receives written notification of your death. All such delayed payments shall be made without accrual of interest.
“Cause” shall mean (i) any significant act of personal dishonesty by you in connection with your responsibilities as an employee; (ii) acts or omissions constituting recklessness or willful misconduct on your part with respect to your obligations or otherwise relating to the business of the Company; (iii) any material breach or continued willful violations by you of your obligations to the Company, including under any offer letter, confidentiality and inventions assignment agreement or other agreement by and between you and the Company (other than in your capacity as a signatory to the Agreement in your capacity as Stockholders’ Agent), which is not cured during a period of thirty (30) days after written notice from the Company; (iv) your conviction (including any plea of guilty or nolo contendere) of any felony or other criminal act involving dishonesty or moral turpitude; or (v) any material failure by you to comply with written policies of the Company

R. Martin Emanuele
March 28, 2011

“Involuntary Termination” shall mean (i) without your express written consent, a material reduction or alteration of your duties, position or responsibilities relative to your duties, position or responsibilities in effect immediately prior to such reduction or alteration, or your removal from such position, duties or responsibilities; (ii) without your express written consent, a material reduction by the Company of your base salary as in effect immediately prior to such reduction; (iii) without your express written consent, the relocation of your principal place of employment with the Company by more than fifty (50) miles and (iv) any termination of your employment by the Company without Cause. Except in the case of a termination of you by the Company without Cause, an “Involuntary Termination” shall not be deemed to occur until the Company has received written notice from you of the occurrence of an Involuntary Termination and had thirty (30) days after the Company’s receipt of such notice to cure or remedy such Involuntary Termination (the “Remedy Period”). Any such notice provided by you shall indicate the specific termination provision relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the Termination Date. In order to be effective, a resignation for Involuntary Termination must occur within ten (10) business days after the end of the Remedy Period in which the Company failed to cure or remedy the Involuntary Termination and you must have provided the foregoing written notice of the occurrence of an Involuntary Termination event to the Company within ninety (90) days of your awareness of the initial existence of the applicable Involuntary Termination event. The items referenced above constitute the exclusive list of the reasons that shall be considered “Involuntary Termination” for the termination of your employment by you as an Involuntary Termination.
As our employee, you would be entitled to participate in our employee benefit programs, including our medical, dental, life insurance and 401(k) programs, on the same terms as our other full-time employees. These programs, as well as other employee benefits and policies, are described in further detail in our Policies and Procedures Manual. We reserve the right to modify or amend at our sole discretion the terms of any and all employee benefit programs from time to time without advance notice to our employees. Notwithstanding our employee vacation policy set forth in the Policies and Procedures Manual, you will be entitled to 20 vacation days per year, which will accrue in accordance with our general vacation accrual policy, including any maximum accrual limits set forth therein.
Your employment with us will be “at will” and not for a specified term. We make no express or implied commitment that your employment will have a minimum or fixed term, that we may take adverse employment action only for cause or that your employment is terminable only for cause. We may terminate your employment with or without cause and with or without advance notice at any time and for any reason. Any contrary representations or agreements that may have been made to you are superseded by this letter agreement. The at-will nature of your employment described in this letter agreement shall constitute the entire agreement between you and ADVENTRX concerning the nature and duration of your employment. Although your job duties, title and compensation and benefits may change over time, the at-will nature of your employment with us can only be changed in a written agreement signed by you and our Chief Executive Officer or President.
Our proprietary rights and confidential information are among our most important assets. In addition to signing this letter agreement, as a condition to your employment you must also sign the Confidential Information, Non-Solicitation and Invention Assignment Agreement for Employees presented to you concurrently herewith (the “Company Confidentiality Agreement”). As more fully described in the Company Confidentiality Agreement, we require that, in the course of your employment with us, you not use or disclose to us any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by us. During our discussions about your proposed job duties, you assured us that you would be able to perform those duties within the guidelines just described. Accordingly, you further agree that you will not bring on to our premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

R. Martin Emanuele
March 28, 2011

In addition, as an employee, we require that you comply with all of our policies and procedures, including, without limitation, our Policies and Procedures Manual, Code of Business Conduct and Ethics and our Insider Trading and Disclosure Policy, copies of which will, at your request, be provided to you prior to your beginning work with us. You may be required to sign certain documents acknowledging your receipt and understanding of these and other documents. Violation of any or our policies or procedures would be cause for disciplinary action including termination.
Your employment with us is also conditioned upon your ability to provide adequate documentation of your legal right to work in the United States. If you make any misrepresentations to us or omit to state a material fact necessary in order to make another statement made not misleading in connection therewith, we may void this letter agreement or, if you are already employed, terminate your employment.
This letter agreement and documents attached hereto, if any, or referenced herein shall be governed pursuant to the laws of the State of California as applied to agreements between California residents entered into to be performed entirely within California.
If any portion of this letter agreement shall, for any reason, be held invalid or unenforceable, or contrary to public policy or any law, the remainder of this letter agreement shall not be affected by such invalidity or unenforceability, but shall remain in full force and effect, as if the invalid or unenforceable term or portion thereof had not existed within this letter agreement.
If you accept and agree with the terms and conditions set forth in this letter agreement, please so indicate by countersigning below. Please sign below to accept the terms and conditions set forth herein and return the fully executed letter to me by April 5, 2011. You should keep one copy of this letter agreement for your own records.
Sincerely,

ADVENTRX Pharmaceuticals, Inc.	ACCEPTED AND AGREED:

/s/ Brian M. Culley Brian M. Culley	/s/ R. Martin Emanuele R. Martin Emanuele
Chief Executive Officer
Date: April 5, 2011